December 5, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Allison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

 SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 82 (“PEA No. 82”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2019 (SEC Accession Number 0001398344-19-018064), for the purpose of adding a new series, the Guardian Fundamental Global Equity Fund (the “Fund”). PEA No. 82 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on December 31, 2019, however as previously communicated, the Registrant intends to request acceleration of effectiveness to December 18, 2019.

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement. Please consistently respond to all applicable language or identify any discrepancies in your response and explain. Please also update all missing information and provide this information to the examiner prior to the effective date of PEA No. 82, with sufficient time for the examiner to review and comment on it.

Prospectus

Comment 1. Please update the Fund’s EDGAR series and registration statement with its TICKER symbol.

Response: The requested change has been incorporated.

Comment 2. In the third sentence of the fifth paragraph in the Fund’s Principal Investment Strategies section, please clarify if the universe of listed securities includes all securities or only those securities available on a particular exchange. If the universe of listed securities applies to a particular exchange, please specify which exchange(s).

Response: The Registrant has updated the disclosure as follows (emphasis supplied to denote edit):

The Adviser quantitatively screens the universe of listed securities, on any exchange, using certain financial and other metrics with the goal of identifying companies that will enhance the quality and growth characteristics of the pool of securities from which the final portfolio is constructed.

Comment 3. In the first sentence of the sixth paragraph in the Fund’s Principal Investment Strategies section, please clarify the phrase “breaches the Adviser’s valuation target” using plain English. This comment also applies to the same phrase used in the Item 9 disclosure.

Response: The Registrant has revised the relevant disclosure as follows (emphasis supplied to denote edit):

A security may be sold if it exceeds the Adviser’s thresholds for target stock price relative to various characteristics, if the security no longer meets the Adviser’s thresholds for the growth and quality characteristics outlined above, or if the Adviser believes a different combination of stocks in the Fund’s portfolio would enhance the sustainable growth, quality and forecast return of the Fund’s overall portfolio.

Comment 4. Please consider whether the following sentence should be included in the Fund’s Principal Investment Strategies section, as it is more fully discussed in the Item 9 disclosure.

“Business, valuation and economic risk controls are inherent to the Adviser’s investment management process.”

Response: The Registrant has revised the Fund’s Principal Investment Strategies section to remove this disclosure, and has retained the more extensive duplicative disclosure in Item 9.

Comment 5. Please review the order of the Fund’s principal risk disclosures, and consider whether such disclosures should be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically (ADI 2019-08).

Response: The Registrant has reordered the Fund’s principal risk disclosures to include the top three disclosures in order of importance, and retained alphabetical order for the remainder of the Fund’s principal risk disclosures.

Comment 6. With regard to the Investment Company Risk disclosure in the Principal Investment Risks section, please consider the applicability of this risk for this Fund compared to any other mutual fund. It is unclear if there is a special consideration with regard to this Fund that makes this risk disclosure more applicable. Please consider and revise accordingly.

Response: The Registrant has considered the comment and has determined to delete the Investment Company Risk disclosure from the Fund’s Principal Investment Risks.

Comment 7. In the Management Risk disclosure in the Principal Investment Risks section, and in the corresponding Item 9 disclosure, given that the Adviser also manages the Alta Quality Growth Fund, please modify the fourth sentence which indicates that the Adviser has not managed a mutual fund product.

Response: The Registrant has modified the referenced sentence in the Management Risk disclosure accordingly.

Comment 8. With regard to the Participating Affiliate Agreement between the Adviser and GuardCap Asset Management Limited (U.K.) (“GuardCap”) referenced in the Portfolio Management section, please confirm that the agreement complies with all of the conditions set forth in prior no-action letters, including IM March 2017 Update: Information for Advisers Relying on Unibanco Letters (IMfo 2017-03).

Response: The Registrant confirms on behalf of the Adviser that the referenced Participating Affiliate Memorandum of Understanding between the Adviser and GuardCap, as well as the jurisdictional documents that Alta and Guardcap executed on March 18, 2109, and subsequently filed with the SEC, complies with all of the conditions set forth in prior no-action letters, including IM March 2017 Update: Information for Advisers Relying on Unibanco Letters (IMfo 2017-03).

Please note that we have also added a footnote of our Item 9 disclosure concerning the Adviser to explain that Participating Affiliate GuardCap has a pending application with the SEC to register as an investment adviser, and that if and when such application is approved and effective, the management structure for the fund may change from the Participating Affiliate model to more traditional sub-advisory model, with GuardCap serving as the sub-adviser. That footnote disclosure reads as follows:

[1]	As of the date of this prospectus, GuardCap has a pending application to register as an investment adviser with the U.S. Securities and Exchange Commission (“SEC”), which, like the applications of other similarly situated European-domiciled investment advisers, has been delayed because of differences in privacy laws and regulations in the two jurisdictions. If and when such registration is approved and effective, the Adviser may wish to, and/or may be required to, employ GuardCap as a sub-adviser to the Fund rather than utilize the Participating Affiliate fund management structure. With this eventuality in mind, the Trust’s Board has approved GuardCap as a sub-adviser to the Fund pursuant to section 15(c) of the Investment Company Act of 1940, subject to the following contingencies: (1) GuardCap’s pending application to register as an investment adviser with the SEC is approved and declared effective; (2) Alta advises the Trust’s Board of Trustees that it wishes to convert to the sub-advisory fund management structure; and (3) the Board approves a resolution to convert to the sub-advisory fund management structure. The total advisory and sub-advisory fees paid in the sub-advisory fund management structure will not exceed the advisory fee paid to Alta in the “Participating Affiliate” fund management structure.

Comment 9. In the second paragraph of the Investment Process sub-section in the section titled “Additional Information Regarding Principal Investment Strategies,” please define the term “High Confidence Pool” prior to or concurrently with the use of the term.

Response: The Registrant respectfully refers to the definition supplied for “High Confidence Pool” in the immediately preceding paragraph, excerpt as follows:

“The totality of this process results in the “High Confidence Pool,” a pool of securities from which the Fund’s portfolio is constructed representing high-quality, growth-sustainable companies with the potential for share price appreciation.”

Comment 10. Please clarify in plain English the following terms from the Investment Process sub-section: strong valuation discipline, terminal price earnings model, disintermediation of banking and digitization. In addition, please clarify the use of secular in the context of the secular sub-trends.

Response: In accordance with this request, the Registrant has revised the referenced disclosure as follows (emphasis supplied to denote edit):

Valuation Risk Control
▪ Disciplined monitoring of valuation metrics
▪ Detailed proprietary 5-year earnings per share and cash flow forecasts
▪ Discounted cash flow and earnings with an end of analysis period price earnings model

The Adviser’s investment team also monitors, on a daily basis, the portfolio’s exposure to both primary and secondary secular trends, to ensure that there is not excessive exposure to a single trend. Primary secular trends represent broader trends and include the economic transition to online processes (including industrial automation, online payments, and eCommerce), emerging middle classes, aging population, regulation, vanity, security, sustainability, health lifestyles and healthcare productivity. However, these broader secular trends contain secondary (specific) trends, or sub-trends. For example, vanity may contain sub-trends such as beauty products and the penetration of branded jewelry, among others. The Fund’s portfolio is limited to 10% total portfolio exposure to any secular sub-trend.

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc: Mr. Martin R. Dean, Chief Compliance Officer